SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                SCHEDULE 14D-9/A
                                 (RULE 14d-101)

                            ------------------------

                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)

                         DATA RESEARCH ASSOCIATES, INC.
                            (Name of Subject Company)

                         DATA RESEARCH ASSOCIATES, INC.
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    237853106

                      (CUSIP Number of Class of Securities)
                            ------------------------

                              MICHAEL J. MELLINGER
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                         DATA RESEARCH ASSOCIATES, INC.
                             1276 NORTH WARSON ROAD
                         ST. LOUIS, MISSOURI 63132-1806
                                 (314) 432-1100
            (Name, Address and Telephone Number of Person Authorized
                 to Receive Notice and Communications on Behalf
                       of the Person(s) Filing Statement)

                                    COPY TO:
                             ROBERT H. WEXLER, ESQ.
                         GALLOP, JOHNSON & NEUMAN, L.C.
                          101 SOUTH HANLEY, SUITE 1600
                            ST. LOUIS, MISSOURI 63105
                                 (314) 615-6000

/  /   Check the box if the filing relates solely to preliminary communications prior to the commencement of a tender offer.

         This Amendment No. 1 (the "Amendment") supplements and, as so supplemented, amends the Schedule 14D-9 originally filed on July 25, 2001 (the "Schedule 14D-9") by Data Research Associates, Inc., a Missouri corporation ("Data Research"), relating to the Agreement and Plan of Merger with SIRSI Holdings Corp., a Delaware corporation (the "Parent"), and McGuire Acquisition Inc., a Delaware corporation (the "Purchaser") and an indirect wholly owned subsidiary of the Parent (the "Merger Agreement"), to purchase all outstanding shares of Data Research common stock at a price of $11.00 per share, upon the terms and subject to the conditions set forth in the Merger Agreement, dated as of May 16, 2001 and amended as of June 27, 2001, July 12, 2001 and July 24, 2001.

         All capitalized terms in this Amendment without definition have the meanings attributed to them in the Schedule 14D-9.

         The Items and Annex of the Schedule 14D-9 set forth below are hereby supplemented and, as so supplemented, amended as follows:

Item 4.  The Solicitation or Recommendation
------

         Item 4 of the Schedule 14D-9 is hereby amended and supplemented by adding a sentence to the end of the last paragraph included under the section titled "Reasons for the Recommendation of the Board of Directors," point four, "Crescendo Fairness Opinion":

         "Crescendo has consented to the disclosure by Data Research of the opinion of Crescendo and to the inclusion of Crescendo's letter as an annex to this Schedule 14D-9."

Annex A. Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934, As Amended, and Rule 14f-1 Thereunder

         The Section titled "RIGHT TO DESIGNATE DIRECTORS AND PURCHASER'S DESIGNEES" is hereby amended and supplemented by deleting in their entirety the third and fourth paragraphs of such section and substituting therefor the following:

         "The Purchaser has informed Data Research that it has designated four persons to serve on the Board immediately following the purchase and payment for shares in the Offer. The four persons are William K. Luby, James Young, Patrick Sommers, and Heidi Daileader (collectively, the "Designees"). The remaining persons listed below have been designated as alternative designees (the "Alternative Designees") to serve on the Board in the event that any of the Designees are not willing or able to serve or additional Designees are designated pursuant to the terms of the Agreement. The Purchaser has further informed Data Research that each of the individuals listed below has consented to act as a director, if so designated. None of the Purchaser's Designees or Alternative Designees currently is a director of or holds any position with Data Research. The Purchaser has advised Data Research that, to the best of the Purchaser's knowledge, none of the Purchaser's Designees or Alternative Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of Data Research, nor has any such person been involved in any transaction with Data Research or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission other than with respect to transactions between the Purchaser and Data Research that have been described in the Schedule TO or the Schedule 14D-9.

         The Purchaser has informed Data Research that the name, age as of July 20, 2001, position with Purchaser, Parent, SIRSI Corporation, or an affiliate thereof, and five-year employment history of each of the Purchaser's Designees and Alternative Designees is set forth below."

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   August 10, 2001

                                Data Research Associates, Inc.



                                By:  /s/ Katharine W. Kilper
                                     -------------------------------------------
                                     Katharine W. Kilper
                                     Vice President and Chief Financial Officer